Exhibit 99.2

NOTICE OF SPECIAL MEETING OF
THE SHAREHOLDERS OF Equinox Gold Corp.

NOTICE IS HEREBY GIVEN that the special meeting (the “Equinox Gold Meeting”) of the holders (the “Equinox Gold Shareholders”) of common shares (the “Equinox Gold Common Shares”) of Equinox Gold Corp. (“Equinox Gold”) will be held at the offices of Blake, Cassels & Graydon LLP, located at Suite 2600, 595 Burrard Street, Three Bentall Centre, Vancouver, British Columbia, on January 28, 2020 at 10:00 a.m. (Vancouver time), for the following purposes:

1.	to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution (the “Equinox Gold Shareholder Resolution”) to approve the issuance of Equinox Gold Common Shares in connection with a plan of arrangement pursuant to section 288 of the Business Corporations Act (British Columbia) involving Equinox Gold, Leagold Mining Corporation and the securityholders of Leagold Mining Corporation, pursuant to the requirements of the Toronto Stock Exchange and the NYSE American Stock Exchange. The full text of the Equinox Gold Shareholder Resolution is set forth in Appendix A to the accompanying joint management information circular dated December 20, 2019 (the “Circular”);
2.	to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution (the “Private Placement Resolution”) to approve the issuance of Equinox Gold Common Shares to Ross Beaty pursuant to a private placement required in connection with the Arrangement, excluding the votes attached to Equinox Gold Common Shares owned or controlled by Ross Beaty, pursuant to the requirements of the Toronto Stock Exchange and the NYSE American Stock Exchange. The full text of the Private Placement Resolution is set forth in Appendix A to the Circular; and
3.	to transact such further and other business as may properly be brought before the Equinox Gold Meeting or any adjournment or postponement thereof.

The Circular includes more detailed information relating to the matters to be considered at the Equinox Gold Meeting.

The record date for determining the Equinox Gold Shareholders entitled to receive notice of and vote at the Equinox Gold Meeting is the close of business on December 18, 2019.

An Equinox Gold Shareholder may attend the Equinox Gold Meeting in person or may be represented at the Equinox Gold Meeting by proxy. Registered Equinox Gold Shareholders who are unable to attend the Equinox Gold Meeting, or an adjournment thereof, in person are requested to complete, date, and sign the accompanying form of proxy and deliver it in accordance with the instructions set out in the form of proxy and in the accompanying Circular.

Forms of proxy must be returned to Computershare Investor Services Inc. (“Computershare”), Equinox Gold’s transfer agent, prior to 10:00 a.m. (Vancouver time) at least two days (excluding Saturdays, Sundays and holidays) before the Equinox Gold Meeting or any adjournment or postponement of the Equinox Gold Meeting. The time limit for deposit of proxies may be waived or extended by the Chair of the Equinox Gold Meeting at his or her discretion, without notice.

If you are a non-registered holder of Equinox Gold Common Shares and a non-objecting beneficial owner, and receive a voting instruction form from Computershare, please complete and return the voting instruction form provided to you in accordance with the instructions provided with the voting instruction form and in the accompanying Circular. If you are a beneficial Equinox Gold Shareholder and an objecting beneficial owner and have received these materials through your broker or through another intermediary, please complete and return the voting instruction form provided to you by your broker or other intermediary in accordance with the instructions provided therein.

Equinox Gold Shareholders who are planning to return the form of proxy or a voting instruction form are encouraged to review the accompanying Circular carefully before submitting the form of proxy or voting instruction form.

Your vote is very important, regardless of the number of shares that you own. Whether or not you expect to attend the Equinox Gold Meeting in person, we encourage you to vote your form of proxy or voting instruction form, as applicable, as promptly as possible to ensure that your vote will be counted at the Equinox Gold Meeting.

THE EQUINOX GOLD BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT EQUINOX GOLD SHAREHOLDERS VOTE FOR THE EQUINOX GOLD SHAREHOLDER RESOLUTION AND PRIVATE PLACEMENT RESOLUTION.

DATED at Vancouver, British Columbia, this 20th day of December, 2019.

By Order of the Board of Directors

(signed) “Ross Beaty”

Ross Beaty

Chairman